[Letterhead of Sutherland Asbill & Brennan LLP]

June 19, 2014

VIA EDGAR

Ms. Mary A. Cole

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Oxford Lane Capital Corp.

Registration Statement on Form N-2

File Nos.: 333-195652; 811-22432

Dear Ms. Cole:

On behalf of Oxford Lane Capital Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on June 17, 2014, with respect to amendment no. 1 to the Company’s registration statement on Form N-2 (File No. 333-195652), filed with the Commission on June 5, 2014 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s responses.

Accounting Comments

1.	Please ensure that the report of the Company’s independent registered public accounting firm relating to the senior securities table in the Prospectus is filed as an exhibit to the Registration Statement.

The Company advises the Staff on a supplemental basis that the report of the Company’s independent registered public accounting firm relating to the senior securities table in the Prospectus is incorporated by reference into the Registration Statement as exhibit n.3 from post-effective amendment no. 7 to the Company’s registration statement on Form N-2 (File No. 333-189805) filed with the Commission on May 30, 2014.

Ms. Mary A. Cole

June 19, 2014

2.	We note your response to prior comment 5 set forth in the Company’s letter, dated June 5, 2014, submitted in response to the Staff’s comments provided to the Company on May 29, 2014 (the “Prior Letter”), pertaining to disclosure in the Company’s Schedule of Investments regarding non-income producing and non-cash income producing investments. Going-forward, please add a footnote to the Company’s Schedule of Investments to disclose the investments that are non-cash income producing and include in such a footnote a cross-reference to the relevant disclosure in the notes to the Company’s financial statements.

The Company acknowledges the Staff’s comment and confirms to the Staff that it will revise the above-referenced disclosure in its subsequent financial statements in response to the Staff’s comment.

3.	We note your response to prior comment 8 set forth in the Prior Letter, pertaining to disclosure in the Company’s financial statements regarding the character of the Company’s distributions. Going-forward, please include additional disclosure in the tax-related note to the Company’s financial statements to explain the reasons for the difference between book and tax distributions.

The Company acknowledges the Staff’s comment and confirms to the Staff that it will revise the above-referenced disclosure in its subsequent financial statements in response to the Staff’s comment.

4.	Please explain to the Staff why the commitments disclosed in Note 8 to the Company’s financial statements for the fiscal year ended March 31, 2014 are not included in the Schedule of Investments. Were there any remaining contingencies for these investments as of March 31, 2014?

The Company advises the Staff on a supplemental basis that the commitments disclosed in Note 8 to the Company’s financial statements for the fiscal year ended March 31, 2014 were investments for which the Company had submitted a binding offer but the offer had not been accepted as of March 31, 2014. Such an offer may be accepted in whole or in part, or not at all. As a result, the Company does not believe it was appropriate to add these investments to the Company’s Schedule of Investments as of March 31, 2014 since a binding trade had not taken place at that time.

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Sheila Stout / U.S. Securities and Exchange Commission

Jonathan H. Cohen / Oxford Lane Capital Corp.

John J. Mahon, Esq. / Sutherland Asbill & Brennan LLP